The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

September 24, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Attention:  Mara Ransom
                   Assistant Director

Re:	CVSL Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 5, 2014
File No. 333-196155
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 000-52818

Dear Ms. Ransom:

Thank you for your September 16, 2014 letter regarding CVSL Inc. (“CVSL”).  In order to assist you in your review of CVSL’s Form S-1, we hereby submit a letter responding to the comments and Amendment No. 4 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Amendment No. 3 to Registration Statement on Form S-1 filed September 5, 2014

Notes to the Consolidated Financial Statements, page F-8

(3) Acquisitions, Dispositions and Other Transactions, page F-15

1.                                      We note your response to comment 5 in our letter dated August 21, 2014 supporting your conclusion that predecessor financial statements are not warranted.  Please explain the extent you determined the financial statements of TLC are not required to be included under Item 11(e) of Form S-1.

Response: CVSL acknowledges the Staff’s comment.  We have included the audited financial statements of TLC for the years ended December 31, 2012 and 2011, and an unaudited pro forma condensed consolidated income statement for the year ended December 31, 2013, which has been prepared on the basis that the TLC transaction was consummated on January 1, 2013.

(14) Segment Information, page F-28

2.                                      We note your response to comment 9 in our letter dated August 21, 2014 and that you have grouped your similar products into two categories:  consumable and non-consumable.  We believe these categories are overly broad and not consistent with the objectives of ASC 280. You disclose on page two the seven businesses acquired and you disclose on page one the seven major product categories in which you have a presence; namely, home décor, gourmet foods and spices, nutritional supplements, skin care, home improvement, stationery and home security.  Your company website also refers to these multiple product categories.  Further, we note on page 58 you believe that one of the factors that sets you apart from your competitors is your “. . . diverse product offerings . . .”  Please tell us your consideration of disclosing revenues for the major product categories you refer to in your disclosures throughout the prospectus as well as on your company’s website.

Response: CVSL acknowledges the Staff’s comment.  In accordance with ASC 280-50-40, we have added disclosure which reflects management’s view of company operations. Although we have previously described seven product categories, there is an overlap between the products in certain of the seven product categories.  For instance, all of the products in the nutritionals and health products category, have material similarities in the methods used to manufacture and sell the products, are subject to similar regulatory requirements and typically are the subject of recurring purchases.  Accordingly, for purposes of revenue disclosure we have grouped similar products together into the following five categories: home décor, nutritionals and health products (which includes nutritional supplements and skin care), gourmet food products, publishing and printing (which includes publishing and stationery) and other (which includes home improvement and home security).

Consolidated Statements of Cash Flows (Unaudited)

3.                                      We note your response to comment 10 in our letter dated August 21, 2014.  Please explain why the reconciliation of the balance sheets accounts and the changes shown in your response are not consistent with the changes that were disclosed on the cash flow statement for the three months ended March 31, 2014.

Response: CVSL acknowledges the Staff’s comment.  When we acquire companies, we typically acquire certain assets and may assume directly related liabilities that are included in the relevant balance sheet accounts, but are excluded from the operating activity of the statement of cash flows in accordance with ASC 230-10-50.  Presentation of the changes in accounts payable and accrued expenses in the operating activities section of our statement of cash flows for the three months ended March 31, 2014 combines the changes in three balance sheet accounts (accounts payables, accrued commissions and other current liabilities). In accordance with Topic 230, we also deducted from the changes in the related balance sheet accounts certain transactions relating to the liabilities assumed as a result of the Uppercase Living acquisition to arrive at the proper balances reflected in the statement of cash flows.

Notes to the Unaudited Consolidated Financial Statements, page F-34

(1)General, page F-34

Reclassifications, page F-34

4.                                      We note in response to comment 1 in our letter dated August 21, 2014.  Please explain why you decided to remove the disclosure explaining the nature of and reasons for the reclassifications on page F-34.  In response to comment 10 of our letter dated July 31, 2014 you indicated this disclosure would be included in future filings.  Please refer to ASC 205-10-50-1.

Response: CVSL acknowledges the Staff’s comment.  The disclosure was unintentionally omitted during the editing process and has been added to the current filing.

(15) Subsequent Events, page F-47

5.                                      Please expand to disclose whether or not you received anything in exchange for the warrants issued on July 2, 2013.  In addition, please clarify if the 105,262 shares of restricted common stock issued was compensation to the two directors.

Response: CVSL acknowledges the Staff’s comment.  We have added additional disclosure clarifying the consideration that was received for the warrants and that the 105,262 shares of restricted stock was the aggregate number of shares that was issued to the two directors and was issued as compensation for their services as directors.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

6.                                      Please address the above comments as they apply to your Form 10-K for the fiscal year ended December 31, 2013 and the subsequent Forms 10-Q and revise your corresponding disclosures according.  You must address the above comments and provide us with your proposed response and revised disclosure even if you do not proceed with the offering contemplated by the registration statement.

Response: CVSL acknowledges the Staff’s comment. We will address all comments received and incorporate all of our responses in all future filings and have already incorporated our responses to comments received prior to the filing of our recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.  While we acknowledge that the comments received and our responses thereto will result in changes to our future disclosure, we respectfully submit that we do not view the changes as so material or otherwise important to an investor’s understanding of our business operations as to necessitate amending our Form 10-K for the fiscal year ended December 31, 2013 or the other prior quarterly reports that have been filed.

* * *

CVSL acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility.  CVSL acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  CVSL acknowledges that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

Enclosures

cc: CVSL Inc.